MANAGEMENT'S DISCUSSION AND ANALYSIS    Exhibit 99.1

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and six months ended June 30, 2026 and forward-looking information (see "About Forward-Looking Information") about future periods. This MD&A should be read in conjunction with our Second Quarter 2026 Interim Condensed Consolidated Financial Statements (Second Quarter 2026 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2025 Annual MD&A; our 2025 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Corporate Overview", and "Delivering on our Priorities" in our 2025 Annual MD&A.

References to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023 (see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements). References to the MLSE Transaction are to our acquisition of BCE Inc.'s (Bell) indirect 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) on July 1, 2025 (see "MLSE Transaction" in our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements). References to the "network transaction" are to our sale of a non-controlling interest in Backhaul Network Services Inc. (BNSI), a Canadian subsidiary of Rogers that owns a minor part of our wireless network (see "Subsidiary Equity Investment" in our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at July 21, 2026 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or second quarter refer to the three months ended June 30, 2026, the first quarter refers to the three months ended March 31, 2026, and year to date refers to the six months ended June 30, 2026, unless the context indicates otherwise. All results commentary is in descending order of magnitude and is compared to the equivalent period in 2025 or as at December 31, 2025, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2026 Comcast. Rogers trademarks in this MD&A are owned or used under licence by Rogers Communications Inc. or an affiliate. This MD&A may also include trademarks of other third parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2026 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, sports team ownership, television and radio broadcasting, specialty channels, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and MLSE. Effective July 2025, TSC was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

Rogers Communications Inc.	1	Second Quarter 2026

Where to find it

2	Strategic Highlights	28	Commitments and Contractual Obligations
3	Quarterly Financial Highlights	28	Regulatory Developments
4	Summary of Consolidated Financial Results	29	Updates to Risks and Uncertainties
5	Results of our Reportable Segments	29	Material Accounting Policies and Estimates
11	Review of Consolidated Performance	30	Financial Guidance
14	Managing our Liquidity and Financial Resources	30	Key Performance Indicators
20	Overview of Financial Position	31	Non-GAAP and Other Financial Measures
21	Financial Condition	35	Other Information
24	Financial Risk Management	37	About Forward-Looking Information

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Ranked best 5G+ network in Canada by umlaut in June 2026, a global leader in independent network performance benchmarking.
•Expanded satellite-to-mobile coverage to the US for roaming customers, providing the most coverage in Canada and the US of any Canadian wireless service provider.
•Deployed cloud-native network technology as an additional layer of mobile network resilience with Nokia and AWS – a global first.
•Invested $27 million to upgrade Canada’s best 5G+ network at stadiums and fan zones in Toronto and Vancouver, host cities for the FIFA World Cup.

Deliver easy to use, reliable products and services
•Expanded Rogers Xfinity Multiview to allow viewers to watch four live events at once.
•Delivered new 5G+ plans with premium features, including industry‑first Priority Network Access.
•Launched Rogers Red Partner, an integrated point-of-sale and credit card program for small- and medium-sized businesses.

Be the first choice for Canadians
•More Canadians continued to choose Rogers Wireless and Internet over any other provider.
•Attracted attendance over 95% of capacity for Toronto Blue Jays games at Rogers Centre, the best second quarter attendance since 1994.
•Reached 24 million Canadians throughout the 2026 Stanley Cup Playoffs on Sportsnet.
•Secured the #1 Canadian conventional English-language drama for the third consecutive year with Law & Order Toronto: Criminal Intent.

Be a strong national company investing in Canada
•Invested $695 million in capital expenditures.
•Launched "The 5.2 Project" as part of our Screen Break program to help Canadian youth balance their screen time.
•Named one of Canada’s Greenest Employers for the eleventh consecutive year by Mediacorp Canada Inc.
•Announced a new long-term agreement renewing Rogers as a partner of Toronto Pearson Airport.

Be the growth leader in our industry
•Grew total service revenue by 8% and adjusted EBITDA by 3%.
•Generated strong free cash flow1 of $982 million and cash flow from operating activities of $1,517 million.

Update on sports and entertainment assets
On July 6, 2026, we announced we had entered into an agreement to acquire the remaining 25% ownership interest in MLSE from Kilmer Sports Inc. for $4.35 billion in cash (MLSE minority interest acquisition), which we intend to fund through existing and new short-term credit facilities. Upon completion of this transaction, we will own 100% of MLSE. This transaction is subject to league approvals and is expected to close in the fourth quarter. As a result of this agreement, we have recognized a loss related to the MLSE put liability (see "Review of Consolidated Performance" for more information).

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, including Scotiabank Arena. MLSE also holds interests in certain
1 Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure.

Rogers Communications Inc.	2	Second Quarter 2026

entities that are complementary to its sports and events businesses. Following completion of this transaction, MLSE will become a wholly owned subsidiary of Rogers, further enhancing our sports and entertainment portfolio, which also includes the Toronto Blue Jays, Rogers Centre, and Sportsnet.

Following the close of the above transaction, we intend to pursue the sale of a minority interest in our consolidated sports, media, and entertainment assets (Rogers Sports) to third-party investors over the next year. We expect this will unlock significant value for Rogers.

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 8% this quarter, primarily as a result of revenue growth in Media and Cable.

Wireless service revenue this quarter was in line with the prior year as the impact of the cumulative addition of new customers was offset by a decline in mobile phone ARPU. Wireless equipment revenue increased by 2%, primarily as a result of a continued shift in the product mix towards higher-value devices.

Cable service revenue increased by 1% this quarter, primarily as a result of retail Internet subscriber growth and base management activities. Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable service revenue would have increased by 2% this quarter.

Media revenue increased by 53% this quarter, primarily as a result of revenue from MLSE following the July 1, 2025 closing of the MLSE Transaction.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 3% this quarter, primarily as a result of EBITDA growth in Media, and our adjusted EBITDA margin decreased by 180 basis points.

Wireless adjusted EBITDA increased by 1%, primarily as a result of higher equipment margins. This gave rise to an adjusted EBITDA margin of 66%, up 70 basis points.

Cable adjusted EBITDA increased by 1% due to the flow-through impact of higher revenue, as discussed above. This gave rise to an adjusted EBITDA margin of 58%, up 10 basis points. Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable adjusted EBITDA would have increased by 2% this quarter.

Media adjusted EBITDA increased by $61 million this quarter, primarily due to the aforementioned revenue impacts and associated costs.

Net loss and adjusted net income
There was a net loss of $665 million this quarter as a result of the $1,034 million non-cash loss on revaluation of the MLSE put liability (see "Update on sports and entertainment assets"). Adjusted net income this quarter was in line with the prior year, as higher adjusted EBITDA was offset by higher depreciation and amortization and higher finance costs.

Cash flow, available liquidity, and returns to shareholders
This quarter, we generated cash provided by operating activities of $1,517 million (2025 - $1,596 million), which decreased as a result of higher net investment in net operating assets and liabilities partially offset by higher adjusted EBITDA, and free cash flow of $982 million (2025 - $925 million), which increased primarily as a result of lower capital expenditures and higher adjusted EBITDA, partially offset by distributions to non-controlling interests. Our free cash flow generation is expected to further strengthen our balance sheet over time through accelerated repayment of debt.

As at June 30, 2026, we had $6.1 billion of available liquidity2 (December 31, 2025 - $5.9 billion), reflecting $1.7 billion in cash and cash equivalents and $4.4 billion available under our bank and other credit facilities.

Our debt leverage ratio2 was 3.8 as at June 30, 2026 (December 31, 2025 - 4.0, or 3.92 on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period). See "Financial Condition" for more information.

We also returned $270 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on July 21, 2026.
2    Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" and "Financial Condition" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	3	Second Quarter 2026

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Wireless	2,540	2,540	—		5,131	5,084	1
Cable	1,984	1,968	1		3,932	3,903	1
Media	1,155	757	53		2,143	1,299	65
Corporate items and intercompany eliminations	(64)	(49)	31		(109)	(94)	16
Revenue	5,615	5,216	8		11,097	10,192	9
Total service revenue [1]	5,055	4,668	8		9,967	9,115	9

Adjusted EBITDA
Wireless	1,313	1,305	1		2,636	2,616	1
Cable	1,158	1,147	1		2,280	2,255	1
Media	69	8	n/m		69	(55)	n/m
Corporate items and intercompany eliminations	(98)	(98)	—		(179)	(200)	(11)
Adjusted EBITDA [2]	2,442	2,362	3		4,806	4,616	4
Adjusted EBITDA margin [2]	43.5%	45.3%	(1.8	pts)	43.3%	45.3%	(2.0	pts)

Net (loss) income	(665)	148	n/m		(183)	428	n/m
Net (loss) income attributable to RCI shareholders	(726)	157	n/m		(288)	437	n/m
(Loss) earnings per share attributable to RCI shareholders:
Basic	($1.34)	$0.29	n/m		($0.53)	$0.81	n/m
Diluted	($1.37)	$0.29	n/m		($0.55)	$0.79	n/m

Adjusted net income [2]	633	632	—		1,183	1,175	1
Adjusted net income attributable to RCI shareholders [2]	640	620	3		1,190	1,163	2
Adjusted earnings per share attributable to RCI shareholders [2]:
Basic	$1.19	$1.15	3		$2.20	$2.16	2
Diluted	$1.15	$1.14	1		$2.17	$2.14	1

Capital expenditures	695	831	(16)		1,503	1,809	(17)
Cash provided by operating activities	1,517	1,596	(5)		3,012	2,892	4
Free cash flow	982	925	6		1,758	1,511	16
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share attributable to RCI shareholders are non-GAAP ratios. Adjusted net income and adjusted net income attributable to RCI shareholders (a component of adjusted basic and adjusted diluted earnings per share) are non-GAAP financial measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	4	Second Quarter 2026

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Service revenue from external customers	1,954	1,972	(1)		3,951	3,975	(1)
Service revenue from internal customers	36	27	33		70	50	40
Service revenue	1,990	1,999	—		4,021	4,025	—
Equipment revenue from external customers	550	541	2		1,110	1,059	5
Revenue	2,540	2,540	—		5,131	5,084	1

Operating costs
Cost of equipment	503	528	(5)		1,044	1,036	1
Other operating costs	724	707	2		1,451	1,432	1
Operating costs	1,227	1,235	(1)		2,495	2,468	1

Adjusted EBITDA	1,313	1,305	1		2,636	2,616	1

Adjusted EBITDA margin [1]	66.0%	65.3%	0.7	pts	65.6%	65.0%	0.6	pts
Capital expenditures	188	365	(48)		467	772	(40)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn and mobile phone ARPU)	2026	2025	Chg		2026	2025	Chg

Postpaid mobile phone
Gross additions	333	362	(29)		762	699	63
Net additions	22	35	(13)		50	46	4
Total postpaid mobile phone subscribers [2]	11,045	10,910	135		11,045	10,910	135
Churn (monthly)	0.94%	1.00%	(0.06	pts)	1.08%	1.01%	0.07	pts
Prepaid mobile phone
Gross additions	199	135	64		348	267	81
Net additions	18	26	(8)		23	49	(26)
Total prepaid mobile phone subscribers [2]	1,223	1,160	63		1,223	1,160	63
Churn (monthly)	5.01%	3.23%	1.78	pts	4.52%	3.28%	1.24	pts
Mobile phone ARPU (monthly) [3]	$54.25	$55.45	($1.20)		$54.94	$56.24	($1.30)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
Service revenue this quarter and year to date were in line with the prior year as the cumulative addition of new customers was offset by a decline in mobile phone ARPU as a result of the cumulative impact of competitive intensity.

The decreases in postpaid gross and net additions this quarter were a result of the overall slowing of population growth in Canada. The increases in postpaid gross and net additions year to date were a result of sales execution in a highly promotional and competitive Canadian market in the first quarter of 2026.

Equipment revenue
The 2% increase in equipment revenue this quarter and 5% increase year to date were primarily a result of:
•a continued shift in the product mix towards higher-value devices; partially offset by
•a decrease in new subscribers purchasing devices.

Rogers Communications Inc.	5	Second Quarter 2026

The increase year to date was also affected by higher device upgrades by existing customers.

Operating costs
Cost of equipment
The 5% decrease in the cost of equipment this quarter and 1% increase year to date were a result of the equipment revenue changes discussed above.

Other operating costs
The 2% increase in other operating costs this quarter and 1% increase year to date were a result of:
•costs associated with our new satellite-to-mobile product offering; and
•higher costs associated with marketing and advertising initiatives.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	6	Second Quarter 2026

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Service revenue from external customers	1,952	1,944	—		3,874	3,851	1
Service revenue from internal customers	22	17	29		38	34	12
Service revenue	1,974	1,961	1		3,912	3,885	1
Equipment revenue from external customers	10	7	43		20	18	11
Revenue	1,984	1,968	1		3,932	3,903	1

Operating costs	826	821	1		1,652	1,648	—

Adjusted EBITDA	1,158	1,147	1		2,280	2,255	1

Adjusted EBITDA margin	58.4%	58.3%	0.1	pts	58.0%	57.8%	0.2	pts
Capital expenditures	367	404	(9)		775	850	(9)

Cable Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except ARPA and penetration)	2026	2025	Chg		2026	2025	Chg

Homes passed [2]	10,624	10,354	270		10,624	10,354	270
Customer relationships
Net additions	9	16	(7)		6	20	(14)
Total customer relationships [2]	4,862	4,825	37		4,862	4,825	37
ARPA (monthly) [3]	$135.49	$135.74	($0.25)		$134.32	$136.59	($2.27)

Penetration [2]	45.8%	46.6%	(0.8	pts)	45.8%	46.6%	(0.8	pts)

Retail Internet
Net additions	17	26	(9)		24	49	(25)
Total retail Internet subscribers [2]	4,521	4,446	75		4,521	4,446	75
Video
Net losses	(22)	(25)	3		(54)	(57)	3
Total Video subscribers [2]	2,449	2,560	(111)		2,449	2,560	(111)
Home Monitoring
Net additions	1	3	(2)		5	8	(3)
Total Home Monitoring subscribers [2]	158	141	17		158	141	17
Home Phone
Net losses	(26)	(29)	3		(56)	(55)	(1)
Total Home Phone subscribers [2]	1,333	1,452	(119)		1,333	1,452	(119)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 1% increases in service revenue this quarter and year to date were a result of:
•retail Internet subscriber growth; and
•base management activities, including adjustments to subscriber rates and bundled service offerings; partially offset by
•declines in our Home Phone and Video subscriber bases.

Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable service revenue would have increased by 2% this quarter and year to date.

Rogers Communications Inc.	7	Second Quarter 2026

Operating costs
The 1% increase in operating costs this quarter was a result of:
•increased licensing rights associated with changes to our bundled service offerings; partially offset by
•other efficiency and productivity initiatives.

Operating costs for the year to date were stable.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the service revenue and expense changes discussed above. Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable adjusted EBITDA would have increased by 2% this quarter and year to date.

Rogers Communications Inc.	8	Second Quarter 2026

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue from external customers	1,075	679	58		1,991	1,142	74
Revenue from internal customers	80	78	3		152	157	(3)
Revenue	1,155	757	53		2,143	1,299	65

Operating costs	1,086	749	45		2,074	1,354	53

Adjusted EBITDA	69	8	n/m		69	(55)	n/m

Adjusted EBITDA margin	6.0%	1.1%	4.9	pts	3.2%	(4.2)%	7.4	pts
Capital expenditures	43	26	65		119	61	95

Revenue
The 53% increase in revenue this quarter and 65% increase year to date were a result of:
•approximately $0.31 billion and $0.79 billion in revenue from the consolidation of MLSE beginning in the second half of 2025, respectively; and
•excluding the consolidation of MLSE, organic growth of 13% and 6%, respectively, substantially reflects higher Toronto Blue Jays revenue, primarily driven by higher game day attendance and sponsorships. Higher subscriber revenue from the Warner Bros. Discovery suite of channels substantially offset lower advertising revenue, primarily as a result of lower participation by Canadian teams in the NHL playoffs and ongoing softness in media advertising.

Operating costs
The $337 million (45%) increase in operating costs this quarter and $720 million (53%) increase year to date were a result of:
•approximately $0.23 billion and $0.64 billion of increased costs from the consolidation of MLSE; and
•the combined effect of higher player salaries and other game day costs at the Toronto Blue Jays and higher programming costs.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Second Quarter 2026

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2026	2025	% Chg		2026	2025	% Chg

Wireless	188	365	(48)		467	772	(40)
Cable	367	404	(9)		775	850	(9)
Media	43	26	65		119	61	95
Corporate	97	36	169		142	126	13

Capital expenditures [1]	695	831	(16)		1,503	1,809	(17)

Capital intensity [2]	12.4%	15.9%	(3.5	pts)	13.5%	17.7%	(4.2	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

We continue to (i) expand the reach and capacity of our 5G network across the country and (ii) invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network as we expand our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities. These investments are expected to strengthen network resilience and stability and help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

In April 2026, we updated our 2026 capital expenditure guidance range (see "Financial Guidance") as a direct reflection of the ongoing impacts from heightened competitive intensity and recent regulatory decisions. Our strategic priorities remain unchanged and our current capital expenditure guidance range continues to support these priorities. We expect to achieve our guidance range through (i) ongoing investments progressing at a slower pace, (ii) the deferral and/or cancellation of certain projects, and (iii) lower capital costs for projects, most predominantly affecting Wireless and Cable.

Wireless
In addition to the above, the decreases in capital expenditures in Wireless this quarter and year to date were due to the impact of $90 million of proceeds received on the sale of certain network assets. We continued to expand and enhance our wireless network through investments in network development and 5G deployment. We are actively deploying advanced spectrum assets, including the ongoing rollout of 3500 MHz spectrum and 3800 MHz spectrum. These investments build on our existing 5G infrastructure in the 600 MHz spectrum band, enabling greater speed, lower latency, and improved reliability for customers across urban and rural areas.

Cable
In addition to the above, the decreases in capital expenditures in Cable this quarter and year to date were a result of customers increasingly choosing to self-install new products. This quarter, we also sold certain cable network assets for $46 million (2025 - $47 million), the proceeds from which reduced capital expenditures. We are growing our network through expanded fibre deployments to increase our FTTH distribution and to extend our service footprint. At the same time, we are enhancing our network by upgrading our DOCSIS 3.1 platform as we transition to DOCSIS 4.0 to improve network resilience, stability, and capacity while delivering faster speeds. As part of this upgrade, we are rolling out mid-split technology (which has a greater number of frequencies than older technology and also allocates a greater number of frequencies to uploading data) in Ontario and Eastern Canada, significantly increasing upload speeds. These advancements leverage the latest technologies to provide greater bandwidth, improved performance, and an enhanced customer experience as we advance our connected home roadmap.

Media
The increases in capital expenditures in Media this quarter and year to date primarily reflect the continued modernization of Rogers Centre and Scotiabank Arena.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of the revenue growth and capital expenditure changes discussed above.

Rogers Communications Inc.	10	Second Quarter 2026

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Adjusted EBITDA	2,442	2,362	3	4,806	4,616	4
Deduct (add):
Depreciation and amortization	1,194	1,184	1	2,415	2,350	3
Restructuring, acquisition and other	211	238	(11)	260	365	(29)
Finance costs	565	628	(10)	1,008	1,207	(16)
Gain on disposition of assets	(30)	—	—	(30)	—	—
Other expense (income)	1,019	(9)	n/m	1,015	(7)	n/m
Income tax expense	148	173	(14)	321	273	18

Net (loss) income	(665)	148	n/m	(183)	428	n/m

Depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Depreciation of property, plant and equipment	931	933	—	1,888	1,864	1
Depreciation of right-of-use assets	122	113	8	244	211	16
Amortization	141	138	2	283	275	3

Total depreciation and amortization	1,194	1,184	1	2,415	2,350	3

Restructuring, acquisition and other

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Restructuring, acquisition and other excluding Shaw Transaction integration-related costs	207	213	245	303
Shaw Transaction integration-related costs	4	25	15	62

Total restructuring, acquisition and other	211	238	260	365

The restructuring, acquisition and other costs excluding Shaw Transaction integration-related costs in the second quarters of 2025 and 2026 primarily include severance and other departure-related costs associated with the targeted restructuring of our employee base, specifically including $120 million arising from a voluntary departure program in 2026. Year to date, we also incurred costs associated with certain litigation. In 2025, these costs also included costs related to the network transaction, an unfavourable regulatory decision related to retransmission of distant signals, and real estate rationalization programs.

The Shaw Transaction integration-related costs in 2025 and 2026 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	11	Second Quarter 2026

Finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Interest on borrowings, net [1]	502	488	3	984	999	(2)
Interest on lease liabilities	41	36	14	80	72	11
Interest on post-employment benefits	(1)	(1)	—	(3)	(3)	—
Loss (gain) on foreign exchange	30	(75)	n/m	37	(86)	n/m
Change in fair value of derivative instruments	(23)	59	n/m	(35)	72	n/m
Change in fair value of subsidiary equity derivative instruments [2]	(16)	93	n/m	(121)	93	n/m
Capitalized interest	(8)	(8)	—	(14)	(17)	(18)
Deferred transaction costs and other	40	36	11	80	77	4

Total finance costs	565	628	(10)	1,008	1,207	(16)
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the change in fair value of derivatives entered into related to the network transaction (see "Financial Risk Management" for more information). This amount is removed from the calculation of adjusted net income and adjusted net income attributable to RCI shareholders (see below).

Other expense
The other expense this quarter and year to date primarily reflects a $1,034 million non-cash loss to recognize the change in the fair value of the MLSE put liability from $3.3 billion to $4.35 billion as at June 30, 2026 (see "Update on sports and entertainment assets").

Income tax expense

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rates)	2026	2025	2026	2025

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
(Loss) income before income tax expense	(517)	321	138	701

Computed income tax (recovery) expense	(135)	84	36	184
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(7)	1	(4)	(1)
Non-(taxable) deductible portion of equity (income) losses	(1)	1	(3)	1
Non-deductible loss on revaluation of MLSE put liability	274	—	274	—
Non-(taxable) deductible portion of capital (gains) losses	(10)	44	(10)	44
Unrealized capital losses for which no deferred tax asset is recognized	19	45	19	45
Other items	8	(2)	9	—

Total income tax expense	148	173	321	273

Effective income tax rate	(28.6)%	53.9%	232.6%	38.9%
Cash income taxes paid	166	126	366	314

Cash income taxes paid increased this quarter and year to date due to timing of installments.

Rogers Communications Inc.	12	Second Quarter 2026

Net (loss) income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2026	2025	% Chg	2026	2025	% Chg

Net (loss) income	(665)	148	n/m	(183)	428	n/m
Net (loss) income attributable to RCI shareholders	(726)	157	n/m	(288)	437	n/m
Basic (loss) earnings per share attributable to RCI shareholders	($1.34)	$0.29	n/m	($0.53)	$0.81	n/m
Diluted (loss) earnings per share attributable to RCI shareholders	($1.37)	$0.29	n/m	($0.55)	$0.79	n/m

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2026	2025	% Chg	2026	2025	% Chg

Adjusted EBITDA	2,442	2,362	3	4,806	4,616	4
Deduct (add):
Depreciation and amortization [1]	1,022	972	5	2,062	1,909	8
Finance costs [2]	581	535	9	1,129	1,114	1
Other income [3]	(15)	(9)	67	(19)	(7)	171
Income tax expense [4]	221	232	(5)	451	425	6

Adjusted net income	633	632	—	1,183	1,175	1
Adjusted net income attributable to RCI shareholders	640	620	3	1,190	1,163	2

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.19	$1.15	3	$2.20	$2.16	2
Diluted	$1.15	$1.14	1	$2.17	$2.14	1
1    Depreciation and amortization excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets for the three and six months ended June 30, 2026 of $172 million and $353 million (2025 - $212 million and $441 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2    Finance costs exclude the $16 million and $121 million (2025 - $93 million and $93 million) change in fair value of subsidiary equity derivative instruments for the three and six months ended June 30, 2026.
3    Other income excludes a $1,034 million non-cash loss on revaluation of the MLSE put liability (see "Update on sports and entertainment assets" for more information).
4    Income tax expense excludes recoveries of $73 million and $130 million (2025 - recoveries of $59 million and $152 million), respectively, for the three and six months ended June 30, 2026 related to the income tax impact for adjusted items.

Rogers Communications Inc.	13	Second Quarter 2026

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,299	2,145	4,705	4,307
Change in net operating assets and liabilities	(160)	(28)	(319)	(111)
Income taxes paid	(166)	(126)	(366)	(314)
Interest paid, net	(456)	(395)	(1,008)	(990)

Cash provided by operating activities	1,517	1,596	3,012	2,892

Investing activities:
Capital expenditures	(695)	(831)	(1,503)	(1,809)
Additions to program rights and other intangible assets	(43)	(24)	(141)	(48)
Changes in non-cash working capital related to investing activities	(83)	(68)	(195)	(56)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(85)	—
Other	(6)	7	(9)	8

Cash used in investing activities	(827)	(916)	(1,933)	(1,905)

Financing activities:
Net proceeds received from (repayment of) short-term borrowings	161	(483)	(1,791)	(1,336)
Net issuance (repayment) of long-term debt	—	(2,178)	2,169	424
Net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives	20	(6)	26	77
Transaction costs incurred	(2)	(61)	(29)	(99)
Principal payments of lease liabilities	(141)	(134)	(297)	(267)
Dividends paid to RCI shareholders	(270)	(188)	(540)	(373)
Distributions paid by subsidiaries to non-controlling interests	(117)	—	(233)	—
Issuance of subsidiary shares to non-controlling interest	—	6,656	—	6,656
Other	(1)	(3)	(2)	(4)

Cash (used in) provided by financing activities	(350)	3,603	(697)	5,078

Change in cash and cash equivalents	340	4,283	382	6,065
Cash and cash equivalents, beginning of period	1,386	2,680	1,344	898

Cash and cash equivalents, end of period	1,726	6,963	1,726	6,963

Operating activities
This quarter and year to date, cash provided by operating activities decreased primarily as a result of a higher net investment in net operating assets and liabilities partially offset by higher adjusted EBITDA.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $695 million and $1,503 million (2025 - $831 million and $1,809 million) on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Financing activities
During the quarter and year to date, we received net amounts of $179 million and $375 million (2025 - paid net amounts of $2,728 million and $934 million) on our short-term borrowings, long-term debt, and related derivatives, including

Rogers Communications Inc.	14	Second Quarter 2026

transaction costs. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit facilities. Below is a summary of our short-term borrowings as at June 30, 2026 and December 31, 2025.

	As at June 30	As at December 31
(In millions of dollars)	2026	2025

Receivables securitization program	1,600	2,000
US commercial paper program (net of the discount on issuance)	637	—
Non-revolving credit facility borrowings (net of the discount on issuance)	—	2,000

Total short-term borrowings	2,237	4,000

The tables below summarize the activity relating to our short-term borrowings for the three and six months ended June 30, 2026 and 2025.

		Three months ended June 30, 2026			Six months ended June 30, 2026
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			250			650
Repayment of receivables securitization			(250)			(1,050)
Net repayment of receivables securitization			—			(400)

Proceeds received from US commercial paper	1,235	1.379	1,703	2,089	1.377	2,876
Repayment of US commercial paper	(1,116)	1.382	(1,542)	(1,647)	1.376	(2,267)
Net proceeds received from US commercial paper			161			609

Repayment of non-revolving credit facilities (Cdn$)			—			(2,000)
Total repayment of non-revolving credit facilities			—			(2,000)

Net proceeds received from (repayment of) short-term borrowings			161			(1,791)

		Three months ended June 30, 2025			Six months ended June 30, 2025
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Repayment of receivables securitization			—			(400)
Net repayment of receivables securitization			—			(400)

Proceeds received from US commercial paper	—	—	—	299	1.435	429
Repayment of US commercial paper	—	—	—	(616)	1.430	(881)
Net repayment of US commercial paper			—			(452)

Proceeds received from non-revolving credit facilities (US$) [1]	—	—	—	1,045	1.433	1,497
Repayment of non-revolving credit facilities (US$) [1]	(349)	1.384	(483)	(1,397)	1.418	(1,981)
Net repayment of non-revolving credit facilities			(483)			(484)

Net repayment of short-term borrowings			(483)			(1,336)
1    Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	15	Second Quarter 2026

Concurrent with our US CP issuances and US dollar-denominated non-revolving credit facility borrowings (in 2025), we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and six months ended June 30, 2026 and 2025.

		Three months ended June 30, 2026			Six months ended June 30, 2026
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			50			50
Credit facility repayments (Cdn$)			(50)			(165)

Net repayments under credit facilities			—			(115)

Subordinated note issuances (Cdn$)			—			1,250
Subordinated note issuances (US$)	—	—	—	750	1.379	1,034
Total issuances of subordinated notes			—			2,284

Net issuance of long-term debt			—			2,169

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			34			62
Total credit facility borrowings			34			62

Term loan facility net borrowings (US$) [1]	—	—	—	1	n/m	6
Term loan facility net repayments (US$) [1]	(697)	1.380	(962)	(697)	1.380	(962)
Net repayments under term loan facility			(962)			(956)

Senior note repayments (Cdn$)			(1,250)			(1,250)
Senior note repayments (US$)	—	—	—	(1,000)	1.439	(1,439)
Total senior notes repayments			(1,250)			(2,689)

Net repayment of senior notes			(1,250)			(2,689)

Subordinated note issuances (Cdn$)			—			1,000
Subordinated note issuances (US$)	—	—	—	2,100	1.432	3,007
Total issuances of subordinated notes			—			4,007

Net (repayment) issuance of long-term debt			(2,178)			424
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	16	Second Quarter 2026

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Long-term debt, beginning of period	39,547	44,452	37,058	41,896
Net issuance (repayment) of long-term debt	—	(2,178)	2,169	424
Decrease (increase) in government grant liability related to Canada Infrastructure Bank facility	1	(21)	1	(38)
Loss (gain) on foreign exchange	466	(1,384)	781	(1,398)
Deferred transaction costs derecognized (incurred)	2	(49)	(24)	(100)
Amortization of deferred transaction costs	30	32	61	68

Long-term debt, end of period	40,046	40,852	40,046	40,852

In June 2025, we repaid the $1 billion outstanding under the April 2026 tranche of our $6 billion term loan and terminated the facility.

In 2025, in connection with the network transaction, we paid an aggregate of approximately $30 million to the consenting holders of our outstanding senior notes for their consent to certain clarifying amendments to the indentures governing those securities concurrently with the closing of the network transaction plus approximately $18 million of other directly attributable transaction costs. These costs are being amortized into finance costs over the remaining terms of the underlying notes using the effective interest method.

In July 2026, we amended the terms of our $4 billion revolving credit facility to, among other things, extend the maturity date of the $3 billion tranche to July 2031, from September 2030, and the $1 billion tranche to July 2029, from September 2028.

Issuance of subordinated notes and related debt derivatives
Below is a summary of the subordinated notes we issued during the six months ended June 30, 2026 and 2025.

(In millions of dollars, except interest rates and discounts)					Issue price per $1,000 principal amount	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2026 issuances
March 27, 2026 (subordinated) [3]	US	750	2056	6.875%	1,000.00	1,034	13
March 27, 2026 (subordinated) [3]		1,250	2056	6.250%	1,000.00	1,250	13

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	1,000.00	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	1,000.00	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	999.83	1,000	11
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The subordinated notes due 2056 can be redeemed at par on July 31, 2031, or on any subsequent interest payment date. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

2026
In March 2026, we issued two tranches of subordinated notes, consisting of:
•US$750 million due 2056 with an initial coupon of 6.875% for the first five years; and
•$1.25 billion due 2056 with an initial coupon of 6.250% for the first five years.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $2.3 billion from the issuance, and we used the proceeds to repay debt.

The US$750 million and the Cdn$1.25 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

Rogers Communications Inc.	17	Second Quarter 2026

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
•US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with these US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances.

The US$1.1 billion and the Cdn$1 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$1 billion notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

Repayment of senior notes and related derivative settlements
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives.

In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

Consent solicitation
In 2025, in connection with the network transaction, we received the requisite consent from the holders of our outstanding senior notes for certain proposed clarifying amendments to the indentures governing those securities, and paid an aggregate of approximately $30 million to the consenting holders for their consents concurrently with the closing of the network transaction plus approximately $18 million of other directly attributable transaction costs. These costs are being amortized into finance costs over the remaining terms of the underlying notes using the effective interest method.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2026 and 2025. On July 21, 2026, the Board declared a quarterly dividend of $0.50 per Class A Share and Class B Non-Voting Share, to be paid on October 2, 2026, to shareholders of record on September 8, 2026.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 28, 2026	March 10, 2026	April 2, 2026	0.50	270	—	270	—
April 21, 2026	June 9, 2026	July 6, 2026	0.50	270	—	270	—

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	—	270	—
July 22, 2025	September 8, 2025	October 3, 2025	0.50	270	—	270	—
October 22, 2025	December 8, 2025	January 2, 2026	0.50	270	—	270	—
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan.

Rogers Communications Inc.	18	Second Quarter 2026

Free cash flow

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Adjusted EBITDA	2,442	2,362	3	4,806	4,616	4
Deduct (add):
Capital expenditures [1]	695	831	(16)	1,503	1,809	(17)
Interest on borrowings, net and capitalized interest	494	480	3	970	982	(1)
Cash income taxes [2]	166	126	32	366	314	17
Distributions paid by subsidiaries to non-controlling interests	117	—	n/m	233	—	n/m
Net cash proceeds on subsidiary equity derivatives [3]	(12)	—	n/m	(24)	—	n/m

Free cash flow	982	925	6	1,758	1,511	16
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.
3    Reflects the impact of the subsidiary equity derivatives, which we entered into to economically hedge the distributions to non-controlling interests. See "Financial Risk Management" for more information.

Free cash flow increased this quarter and year to date primarily as a result of lower capital expenditures and higher adjusted EBITDA, partially offset by distributions to non-controlling interests.

Rogers Communications Inc.	19	Second Quarter 2026

Overview of Financial Position

	As at	As at
	June 30	December 31
(In millions of dollars)	2026	2025	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	1,726	1,344	382	28	See "Managing our Liquidity and Financial Resources".
Accounts receivable	5,728	6,105	(377)	(6)	Reflects business seasonality.
Inventories	553	550	3	1	n/m
Current portion of contract assets	153	151	2	1	n/m
Other current assets	1,341	1,239	102	8	Primarily reflects an increase in prepaid expenses related to our annual Wireless spectrum licence renewal fees and certain program rights.
Current portion of derivative instruments	303	99	204	n/m	Reflects the reclassification to current of our debt derivatives associated with our US$1.3 billion of senior notes due March 2027 and the change in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Total current assets	9,804	9,488	316	3

Property, plant and equipment	26,286	26,307	(21)	—	n/m
Intangible assets	28,771	28,898	(127)	—	Primarily reflects amortization expense related to the intangible assets acquired in the Shaw Transaction and in the MLSE Transaction.
Investments	1,292	1,291	1	—	n/m
Derivative instruments	960	746	214	29	Reflects the change in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Financing receivables	1,065	1,198	(133)	(11)	Reflects lower financing receivables as a result of business seasonality.
Other long-term assets	2,093	2,052	41	2	n/m
Goodwill	20,032	20,032	—	—	n/m

Total assets	90,303	90,012	291	—

Liabilities and equity
Current liabilities:
Short-term borrowings	2,237	4,000	(1,763)	(44)	See "Managing our Liquidity and Financial Resources".
Accounts payable and accrued liabilities	4,375	4,831	(456)	(9)	Reflects business seasonality.
Other current liabilities	4,838	3,831	1,007	26	Primarily reflects a $1,034 million increase in the fair value of the MLSE put liability.
Contract liabilities	952	1,114	(162)	(15)	Primarily reflects revenue recognized on customer service prepayments and subscriptions.
Current portion of long-term debt	4,855	1,186	3,669	n/m	Reflects the reclassification to current of our $300 million, $1.5 billion, and US$1.3 billion of senior notes due March 2027.
Current portion of lease liabilities	728	690	38	6	n/m
Total current liabilities	17,985	15,652	2,333	15

Provisions	56	55	1	2	n/m
Long-term debt	35,191	35,872	(681)	(2)	Primarily reflects the reclassification to current of our $300 million, $1.5 billion, and US$1.3 billion of senior notes due March 2027, partially offset by the issuance of US$750 million and $1.25 billion of subordinated notes in March 2026.
Lease liabilities	2,687	2,428	259	11	Reflects liabilities for new leases entered into.
Other long-term liabilities	2,063	2,225	(162)	(7)	Primarily reflects changes in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Deferred tax liabilities	9,471	9,494	(23)	—	n/m
Total liabilities	67,453	65,726	1,727	3

Equity	22,850	24,286	(1,436)	(6)	Primarily reflects changes in retained earnings and equity reserves.

Total liabilities and equity	90,303	90,012	291	—

Rogers Communications Inc.	20	Second Quarter 2026

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at June 30, 2026 and December 31, 2025.

As at June 30, 2026	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	1,726	—	—	—	1,726
Bank credit facilities [2]:
Revolving	4,260	—	11	642	3,607
Non-revolving	300	300	—	—	—
Outstanding letters of credit	75	—	75	—	—
Receivables securitization [2]	2,400	1,600	—	—	800

Total	8,761	1,900	86	642	6,133
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2025	Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)

Cash and cash equivalents	1,344	—	—	1,344
Bank credit facilities [1]:
Revolving	4,260	115	10	4,135
Non-revolving	2,300	2,300	—	—
Outstanding letters of credit	45	—	45	—
Receivables securitization [1]	2,400	2,000	—	400

Total	10,349	4,415	55	5,879
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. This quarter and year to date, we borrowed nil under this facility.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.92% as at June 30, 2026 (December 31, 2025 - 4.78%) and our weighted average term to maturity was 8.3 years (December 31, 2025 - 8.6 years). These figures reflect the expected repayment of our subordinated notes on their respective at-par redemption dates.

Rogers Communications Inc.	21	Second Quarter 2026

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2026	2025

Current portion of long-term debt	4,855	1,186
Long-term debt	35,191	35,872
Deferred transaction costs and discounts	758	795
	40,804	37,853
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate	(2,122)	(1,394)
Subordinated notes adjustment [1]	(4,680)	(3,456)
Short-term borrowings	2,237	4,000
Deferred government grant liability [2]	78	79
Current portion of lease liabilities	728	690
Lease liabilities	2,687	2,428
Cash and cash equivalents	(1,726)	(1,344)

Adjusted net debt [3]	38,006	38,856
Divided by: trailing 12-month adjusted EBITDA	10,010	9,820

Debt leverage ratio	3.8	4.0

Divided by: pro forma trailing 12-month adjusted EBITDA [3]	n/a	9,986

Pro forma debt leverage ratio	n/a	3.9
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.
3    Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

As at December 31, 2025, trailing 12-month adjusted EBITDA reflects the combined results of Rogers including MLSE for the period since the MLSE Transaction closed in July to December 2025 and standalone Rogers results prior to July 2025. To illustrate the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period, we have also disclosed a pro forma trailing 12-month adjusted EBITDA and pro forma debt leverage ratio as at December 31, 2025. Pro forma trailing 12-month adjusted EBITDA incorporates an amount representing MLSE's adjusted EBITDA, adjusted to conform to Rogers' accounting policies, for January to June 2025.

These pro forma metrics are presented for illustrative purposes only and do not purport to reflect what the combined company's actual operating results or financial condition would have been had the MLSE Transaction occurred on the date indicated, nor do they purport to project our future financial position or operating results and should not be taken as representative of our future financial position or consolidated operating results.

We intend to manage our debt leverage ratio primarily through combined operational synergies (cost savings and revenue enhancements to be achieved in the context of business acquisitions), organic growth in adjusted EBITDA, proceeds from asset sales and monetizations (including a sale of a minority interest in Rogers Sports), equity financing, and debt repayment, as applicable. Our free cash flow generation is expected to further strengthen our balance sheet over time through accelerated repayment of debt.

Rogers Communications Inc.	22	Second Quarter 2026

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at June 30, 2026.

Issuance	S&P Global Ratings Services	Moody's	DBRS Morningstar
Senior unsecured debt	BBB-	Baa3	BBB (low)
Subordinated debt	BB	Ba1/Ba2	BB [1]
US commercial paper	A-3	P-3	N/A [1]
Outlook	Negative	Stable	Positive
1    We have not sought a rating from DBRS Morningstar for our subordinated debt issued before March 31, 2022 or for our short-term obligations.

Outstanding common shares

	As at June 30	As at December 31
	2026	2025

Common shares outstanding [1]
Class A Voting Shares	111,148,720	111,152,011
Class B Non-Voting Shares	429,076,558	429,073,267

Total common shares	540,225,278	540,225,278

Options to purchase Class B Non-Voting Shares
Outstanding options	11,894,102	11,766,094
Outstanding options exercisable	8,578,441	7,322,180
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	23	Second Quarter 2026

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2025 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 94.6% of our outstanding debt, including short-term borrowings, as at June 30, 2026 (December 31, 2025 - 89.1%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings, with the exception of the interest rate swaps acquired in the MLSE Transaction, have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and six months ended June 30, 2026 and 2025.

		Three months ended June 30, 2026			Six months ended June 30, 2026
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program
Debt derivatives entered	1,235	1.379	1,703	2,089	1.377	2,876
Debt derivatives settled	1,111	1.382	1,535	1,639	1.377	2,257
Net cash received on settlement			10			3

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	1,006	1.391	1,399	4,148	1.423	5,902
Debt derivatives settled	2,052	1.386	2,845	5,196	1.413	7,342
Net cash paid on settlement			(51)			(68)

US commercial paper program
Debt derivatives entered	—	—	—	299	1.435	429
Debt derivatives settled	—	—	—	613	1.431	877
Net cash received on settlement			—			2

As at June 30, 2026, we had US$450 million notional amount of debt derivatives outstanding relating to our US CP program (December 31, 2025 - nil), at an average rate of $1.385/US$ (December 31, 2025 - nil/US$).

Rogers Communications Inc.	24	Second Quarter 2026

Subordinated notes
Below is a summary of the debt derivatives we entered into related to subordinated notes during the six months ended June 30, 2026 and 2025.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2026 issuances
March 27, 2026	750	2056	6.875%	6.193%	1,034

2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at June 30, 2026, we had US$16,661 million (December 31, 2025 - US$15,911 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.291/US$ (December 31, 2025 - $1.287/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30, 2026			Six months ended June 30, 2026
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	54	1.407	76	91	1.396	127
Debt derivatives settled	66	1.348	89	132	1.356	179
Net cash paid on settlement			(2)			(1)

	Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	55	1.400	77	114	1.395	159
Debt derivatives settled	61	1.344	82	120	1.350	162
Net cash received on settlement			2			5

As at June 30, 2026, we had US$369 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2025 - US$410 million) with terms to maturity ranging from July 2026 to June 2029 (December 31, 2025 - January 2026 to December 2028) at an average rate of $1.373/US$ (December 31, 2025 - $1.365/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Expenditure derivatives
We use foreign currency forward contracts and option contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures. In 2025, as a result of the MLSE Transaction, we acquired expenditure derivatives and other foreign exchange options that had previously been entered into by MLSE. The other foreign exchange options are effective economic hedges against future US dollar-denominated expenditures; however, they cannot be designated as hedges for accounting purposes. Changes in their fair values are recognized in "change in fair value of derivative instruments" in "finance costs".

Rogers Communications Inc.	25	Second Quarter 2026

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2026 and December 31, 2025.

	As at June 30		As at December 31
(in millions of dollars)	2026		2025
Type of hedge	Amount to receive (US$)	Amount to pay (Cdn$)	Amount to receive (US$)	Amount to pay (Cdn$)	Maturity	Hedged item
Cash flow	836	1,142	1,429	1,955	2026	Anticipated purchases
Cash flow	1,129	1,524	609	826	2027	Anticipated purchases
Cash flow	130	175	40	54	2028	Anticipated purchases
Cash flow	25	34	—	—	2029	Anticipated purchases
Cash flow	292	380	305	397	2026-2039	Future Toronto Blue Jays player compensation
Economic	—	—	216	285	2026	Anticipated purchases
Economic	100	137	420	565	2027	Anticipated purchases
Economic	85	117	205	275	2028	Anticipated purchases
Economic	45	61	45	61	2029	Anticipated purchases

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at June 30, 2026, we had equity derivatives outstanding for 6.5 million (December 31, 2025 - 5.5 million) Class B Non-Voting Shares with a weighted average price of $48.20 (December 31, 2025 - $46.81).

In March 2026, we entered into 1 million equity derivatives with a weighted average price of $55.23.

In April 2026, we reset the pricing on 0.2 million existing equity derivatives, resulting in net proceeds of $0.6 million. We also executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2027 (from April 2026). The weighted average cost was adjusted to $48.20 per share.

See "Mark-to-market value" for more information about our equity derivatives.

Subsidiary equity derivatives
We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis.

See "Mark-to-market value" for more information about our subsidiary equity derivatives.

Cash settlements on debt derivatives and subsidiary equity derivatives
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives during the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Credit facilities	—	(51)	—	(68)
US commercial paper program	10	—	3	2
Senior and subordinated notes	—	—	—	95
Lease liabilities	(2)	2	(1)	5
Subsidiary equity derivatives	12	43	24	43

Net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives	20	(6)	26	77

Rogers Communications Inc.	26	Second Quarter 2026

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at June 30, 2026
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	12,160	1.2826	15,596	1,068
As liabilities	4,871	1.3170	6,415	(545)
MLSE interest rate swap	—	—	300	(5)
Debt derivatives not accounted for as hedges:
As assets	449	1.3853	622	15
Net mark-to-market debt derivative asset				533
Expenditure derivatives accounted for as cash flow hedges:
As assets	2,412	1.3495	3,255	98
Expenditure derivatives not accounted for as hedges:
As liabilities	230	1.3696	315	(4)
Net mark-to-market expenditure derivative asset				94
Equity derivatives not accounted for as hedges:
As assets	—	—	81	22
As liabilities	—	—	232	(36)
Net mark-to-market equity derivative liability				(14)
Subsidiary equity derivatives not accounted for as hedges:
As assets	4,850	1.3843	6,714	60
Net mark-to-market subsidiary equity derivative asset				60
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(5)
Net mark-to-market virtual power purchase agreement liability				(5)

Net mark-to-market asset				668

Rogers Communications Inc.	27	Second Quarter 2026

	As at December 31, 2025
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	8,559	1.2373	10,590	787
As liabilities	7,763	1.3449	10,440	(645)
MLSE interest rate swap			300	(7)
Net mark-to-market debt derivative asset				135
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,122	1.3275	1,489	20
As liabilities	1,261	1.3816	1,742	(28)
Expenditure derivatives not accounted for as hedges:
As liabilities	886	1.3386	1,186	(17)
Net mark-to-market expenditure derivative liability				(25)
Equity derivatives not accounted for as hedges:
As assets	—	—	173	37
As liabilities	—	—	84	(9)
Net mark-to-market equity derivative asset				28
Subsidiary equity derivatives not accounted for as hedges:
As assets	750	1.3827	1,037	1
As liabilities	4,100	1.3846	5,677	(36)
Net mark-to-market subsidiary equity derivative liability				(35)
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(6)
Net mark-to-market virtual power purchase agreement liability				(6)

Net mark-to-market asset				97

Commitments and Contractual Obligations

See our 2025 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements as at December 31, 2025. These are also discussed in notes 3, 19, and 32 of our 2025 Annual Audited Consolidated Financial Statements.

Except as otherwise disclosed in this MD&A, as at June 30, 2026, there have been no material changes to our material contractual obligations, as identified in our 2025 Annual MD&A, since December 31, 2025.

Regulatory Developments

See "Regulation in our Industry" in our 2025 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2026. The following are the relevant developments since that date.

Prohibition of Fees
On March 12, 2026, the Canadian Radio‑television and Telecommunications Commission (CRTC) issued Telecom Regulatory Policy CRTC 2026‑43, Prohibition of fees that are a barrier to switching cellphone and Internet plans, regarding fees incurred as a result of activating or modifying telecommunications service plans. The policy amends both the Internet Code and the Wireless Code to add a new definition of "activation or modification fee", which amendments became effective on June 12, 2026. On June 30, 2026, the CRTC issued Notice of Consultation CRTC 2026-155, Show cause and call for comments – Compliance with the prohibition of fees that are a barrier to switching cellphone and Internet plans, requiring each of Rogers, Bell, and Telus Corporation to show cause why certain fees charged by those carriers that the CRTC believes may be in contravention of Telecom Regulatory Policy 2026-43 are not in violation of sections 24 and 27.04 of the Telecommunications Act and Telecom Regulatory Policy 2026-43. Submissions addressing the issues are due to the CRTC by July 30, 2026.

CRTC Codes of Conduct
On April 13, 2026, in Telecom Regulatory Policy CRTC 2026-67, Enhancing customer notifications, the CRTC amended the Wireless Code and the Internet Code to set out what information must be included in notices sent to customers before the end of their contract and to require notifications to customers before the end of a time-limited discount or promotion and

Rogers Communications Inc.	28	Second Quarter 2026

when their data usage reaches $50 when roaming internationally. The new requirements will come into effect on April 13, 2027.

Online Streaming Act
On May 21, 2026, the CRTC issued Broadcasting Regulatory Policies CRTC 2026-95 and 2026-96, which introduced (i) a new financial contribution requirement of 1.55% of annual Canadian broadcasting revenues to support a new Services of Exceptional Importance Fund (SEIF) applicable to all broadcasting ownership groups with annual revenues of at least $100 million and (ii) a new Canadian Programming Expenditures (CPE) framework. On June 3, 2026, the Government of Canada directed the CRTC to review its decision to regulate online streamers and Canadian broadcasters and stated it would be issuing new policy directions to the CRTC requiring it to adjust its implementation of the Online Streaming Act.

Updates to Risks and Uncertainties

See "Risk Management" and "Regulation in our Industry" in our 2025 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 6, 2026, which should be reviewed in conjunction with this MD&A. The following updates and supplements those risks and uncertainties.

Monetization of sports, media, and entertainment assets
We intend to sell a minority interest in Rogers Sports after obtaining a 100% ownership interest in MLSE (see "Update on sports and entertainment assets"). While we believe there is a significant market for these assets, there is no guarantee we will be successful in selling a minority interest, whether at the expected investment amount, within the anticipated timing, or at all. Such a sale would also require approval from the various leagues governing our professional sports teams, which is not guaranteed. We may not proceed with, or complete, any sale of a minority interest in Rogers Sports, whether at the expected investment amount, within the anticipated timing, or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations.

Sports franchises
After obtaining a 100% ownership interest in MLSE (see "Update on sports and entertainment assets"), our exposure to risks associated with owning and operating sports franchises will increase.

Material Accounting Policies and Estimates

See our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2026
We adopted the following IFRS amendments in 2026. They did not have a material effect on our consolidated financial statements.
•Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, clarifying both the classification of financial assets linked to environmental, social, and governance as well as the timing in which a financial asset or financial liability is derecognized when using electronic payment systems.

Recent accounting pronouncements not yet adopted
The IASB has not issued any new or amended accounting pronouncements in 2026.

The IASB has issued the following new standard that will become effective in future years:
•IFRS 18, Presentation and Disclosure in Financial Statements (replacing IAS 1, Presentation of Financial Statements), with an aim to improve the structure and content of the primary financial statements and comparability between issuers (January 1, 2027). The focus of IFRS 18 is on presentation in the statement of income by requiring income and expenses to be classified into operating, investing, and financing categories. The main business activities of a company drive classification of income and expense into appropriate categories and further disaggregation of operating expense line items will be required in the statement of income. It also introduces defined subtotals of "operating profit" and "profit before financing and income taxes" in the statement of income to improve comparability between companies. Impacts on the statement of cash flows include eliminating classification options for interest and dividend receipts (must be classified as investing) and payments (must be classified as financing). In addition, IFRS 18 provides guidance on the disclosure of "management-defined performance measures" in relation to the statement of income, including reconciliation requirements.

We are continuing to assess the impacts IFRS 18 will have on our consolidated financial statements. We expect our consolidated statements of income will be presented differently under IFRS 18 and there will be recategorizations of certain line items in the statements of income and statements of cash flows.

Rogers Communications Inc.	29	Second Quarter 2026

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three and six months ended June 30, 2026 and 2025.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties were less than $1 million for the three and six months ended June 30, 2026 and 2025.

We have also entered into certain transactions with the Shaw Family Group. Total transactions with the Shaw Family Group during the three and six months ended June 30, 2026 and 2025 were less than $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million and $6 million of which was paid during the three and six months ended June 30, 2026, respectively. The remaining liability of $79 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Controls and procedures
In accordance with the provisions of National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, our Chief Executive Officer and Chief Financial Officer have limited the scope of their design of our disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies, and procedures of MLSE, which we acquired on July 1, 2025. In our consolidated financial statements for the three and six months ended June 30, 2026, MLSE contributed approximately $0.31 billion and $0.79 billion, respectively, of consolidated revenue and net income of approximately $36 million and $14 million, respectively. Additionally, as at June 30, 2026, MLSE's current assets and current liabilities represented approximately 4% and 5% of our consolidated current assets and current liabilities, respectively, and MLSE's non-current assets and non-current liabilities represented approximately 3% and 1% of our consolidated non-current assets and non-current liabilities, respectively. The design of the disclosure controls and procedures and internal control over financial reporting of MLSE will be completed for the third quarter of 2026.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2025 Annual MD&A.

Financial Guidance

On April 22, 2026, concurrently with the release of our first quarter 2026 results, we updated our consolidated guidance ranges for select full-year 2026 financial metrics that were originally provided on January 29, 2026 as a direct reflection of the ongoing impacts from heightened competitive intensity and recent regulatory decisions. This press release is available under Rogers' profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2025 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	30	Second Quarter 2026

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.	Net income (loss)
Adjusted net income attributable to RCI shareholders	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net (loss) income attributable to RCI shareholders add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; revaluation of subsidiary US dollar-denominated balances; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.	Net income (loss) attributable to RCI shareholders
Pro forma trailing 12-month adjusted EBITDA	●	To illustrate the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the applicable trailing 12-month period.	Trailing 12-month adjusted EBITDA add MLSE adjusted EBITDA - January to June 2025	Trailing 12-month adjusted EBITDA

Non-GAAP ratios
Specified financial measure	How it is useful		How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Adjusted net income attributable to RCI shareholders
divided by
basic weighted average shares outstanding.

Adjusted net income attributable to RCI shareholders including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.

Pro forma debt leverage ratio	●
We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the applicable trailing 12-month period.
Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Rogers Communications Inc.	31	Second Quarter 2026

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Net (loss) income	(665)	148	(183)	428
Add (deduct):
Income tax expense	148	173	321	273
Finance costs	565	628	1,008	1,207
Depreciation and amortization	1,194	1,184	2,415	2,350
EBITDA	1,242	2,133	3,561	4,258
Add (deduct):
Other expense (income)	1,019	(9)	1,015	(7)
Restructuring, acquisition and other	211	238	260	365
Gain on disposition of assets	(30)	—	(30)	—

Adjusted EBITDA	2,442	2,362	4,806	4,616

Rogers Communications Inc.	32	Second Quarter 2026

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Net (loss) income	(665)	148	(183)	428
Add (deduct):
Restructuring, acquisition and other	211	238	260	365
Change in fair value of subsidiary equity derivative instruments	(16)	93	(121)	93
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	172	212	353	441
Loss on revaluation of MLSE put liability	1,034	—	1,034	—
Gain on disposition of assets	(30)	—	(30)	—
Income tax impact of above items	(73)	(59)	(130)	(152)

Adjusted net income	633	632	1,183	1,175

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31
(In millions of dollars)	2025

Trailing 12-month adjusted EBITDA	9,820
Add (deduct):
MLSE adjusted EBITDA - January to June 2025	166

Pro forma trailing 12-month adjusted EBITDA	9,986

Reconciliation of adjusted net income attributable to RCI shareholders

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Net (loss) income attributable to RCI shareholders	(726)	157	(288)	437
Add (deduct):
Restructuring, acquisition and other	211	238	260	365
Change in fair value of subsidiary equity derivative instruments	(16)	93	(121)	93
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	172	212	353	441
Loss on revaluation of MLSE put liability	1,034	—	1,034	—
Gain on disposition of assets	(30)	—	(30)	—
Revaluation of subsidiary US dollar-denominated balances [1]	80	(21)	131	(21)
Income tax impact of above items	(85)	(59)	(149)	(152)

Adjusted net income attributable to RCI shareholders	640	620	1,190	1,163
1    Reflects RCI's share of the impacts of foreign exchange revaluation on US dollar-denominated intercompany balances in BNSI, our non-wholly owned subsidiary formed in connection with the network transaction. These impacts are eliminated on consolidation.

Rogers Communications Inc.	33	Second Quarter 2026

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2026	2025	2026	2025

Cash provided by operating activities	1,517	1,596	3,012	2,892
Add (deduct):
Capital expenditures	(695)	(831)	(1,503)	(1,809)
Interest on borrowings, net and capitalized interest	(494)	(480)	(970)	(982)
Interest paid	456	395	1,008	990
Restructuring, acquisition and other	211	238	260	365
Program rights amortization	(33)	(31)	(86)	(50)
Change in net operating assets and liabilities	160	28	319	111
Distributions paid by subsidiaries to non-controlling interests	(117)	—	(233)	—
Net cash proceeds on subsidiary equity derivatives	12	—	24	—
Post-employment benefit contributions, net of expense	(18)	(19)	(34)	(36)
Cash flows relating to other operating activities	(16)	38	(37)	35
Other investment income	(1)	(9)	(2)	(5)

Free cash flow	982	925	1,758	1,511

Rogers Communications Inc.	34	Second Quarter 2026

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2026		2025				2024
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue
Wireless	2,540	2,591	2,970	2,661	2,540	2,544	2,981	2,620
Cable	1,984	1,948	1,984	1,981	1,968	1,935	1,983	1,970
Media	1,155	988	1,236	753	757	542	547	597
Corporate items and intercompany eliminations	(64)	(45)	(18)	(47)	(49)	(45)	(30)	(58)
Total revenue	5,615	5,482	6,172	5,348	5,216	4,976	5,481	5,129
Total service revenue	5,055	4,912	5,250	4,739	4,668	4,447	4,543	4,567

Adjusted EBITDA
Wireless	1,313	1,323	1,374	1,374	1,305	1,311	1,367	1,365
Cable	1,158	1,122	1,177	1,153	1,147	1,108	1,169	1,133
Media	69	—	221	75	8	(63)	55	136
Corporate items and intercompany eliminations	(98)	(81)	(83)	(87)	(98)	(102)	(58)	(89)
Adjusted EBITDA	2,442	2,364	2,689	2,515	2,362	2,254	2,533	2,545
Deduct (add):
Depreciation and amortization	1,194	1,221	1,222	1,230	1,184	1,166	1,174	1,157
Restructuring, acquisition and other	211	49	23	51	238	127	83	91
Finance costs	565	443	584	252	628	579	571	568
Other expense (income)	1,019	(4)	(16)	(4,998)	(9)	2	(11)	2
Gain on disposition of assets	(30)	—	(69)	—	—	—	—	—
Net (loss) income before income tax	(517)	655	945	5,980	321	380	716	727
Income tax expense	148	173	235	212	173	100	158	201
Net (loss) income	(665)	482	710	5,768	148	280	558	526
Net (loss) income attributable to RCI shareholders	(726)	438	743	5,714	157	280	558	526

(Loss) earnings per share attributable to RCI shareholders:
Basic	($1.34)	$0.81	$1.38	$10.58	$0.29	$0.52	$1.04	$0.99
Diluted	($1.37)	$0.80	$1.37	$10.54	$0.29	$0.50	$1.02	$0.98

Net (loss) income	(665)	482	710	5,768	148	280	558	526
Add (deduct):
Restructuring, acquisition and other	211	49	23	51	238	127	83	91
Change in fair value of subsidiary equity derivative instruments	(16)	(105)	32	(134)	93	—	—	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	172	181	178	210	212	229	228	227
Gain on repayment of long-term debt	—	—	—	(151)	—	—	—	—
Gain on revaluation of MLSE investment	—	—	—	(4,976)	—	—	—	—
Loss on revaluation of MLSE put liability	1,034	—	—	—	—	—	—	—
Gain on disposition of assets	(30)	—	(69)	—	—	—	—	—
Income tax impact of above items	(73)	(57)	(55)	(42)	(59)	(93)	(75)	(82)
Adjusted net income	633	550	819	726	632	543	794	762
Adjusted net income attributable to RCI shareholders	640	550	818	740	620	543	794	762

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.19	$1.02	$1.51	$1.37	$1.15	$1.01	$1.48	$1.43
Diluted	$1.15	$1.01	$1.51	$1.37	$1.14	$0.99	$1.46	$1.42

Capital expenditures	695	808	934	964	831	978	1,007	977
Cash provided by operating activities	1,517	1,495	1,652	1,515	1,596	1,296	1,135	1,893
Free cash flow	982	776	1,016	829	925	586	878	915

Rogers Communications Inc.	35	Second Quarter 2026

Summary of financial information of long-term debt guarantor
Our outstanding senior notes and debentures, amounts drawn on our bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Selected Statements of Income data measure:
Revenue	394	—	4,357	4,335	1,747	991	(883)	(109)	5,615	5,217
Net income (loss)	(666)	149	48	(84)	381	373	(428)	(290)	(665)	148
Net income (loss) attributable to RCI shareholders	(666)	149	48	(84)	320	382	(428)	(290)	(726)	157

Six months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Selected Statements of Income data measure:
Revenue	783	—	8,712	8,632	3,357	1,778	(1,755)	(218)	11,097	10,192
Net income (loss)	(184)	429	731	549	318	9	(1,048)	(559)	(183)	428
Net income (loss) attributable to RCI shareholders	(184)	429	731	549	213	18	(1,048)	(559)	(288)	437

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Jun. 30 2026	Dec. 31 2025	Jun. 30 2026	Dec. 31 2025	Jun. 30 2026	Dec. 31 2025	Jun. 30 2026	Dec. 31 2025	Jun. 30 2026	Dec. 31 2025
Selected Statements of Financial Position data measure:
Current assets	53,329	52,780	58,945	59,158	12,456	12,524	(114,926)	(114,974)	9,804	9,488
Non-current assets	77,127	76,883	50,033	50,107	31,289	30,885	(77,950)	(77,351)	80,499	80,524
Current liabilities	59,441	57,303	55,774	56,800	14,296	9,780	(111,526)	(108,231)	17,985	15,652
Non-current liabilities	47,314	47,551	8,858	8,724	7,521	7,368	(14,225)	(13,569)	49,468	50,074
1    For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2    Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	36	Second Quarter 2026

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information in this MD&A includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow (including its application to strengthen our balance sheet through accelerated debt repayment);
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio and how we intend to manage that ratio;
•the completion and funding of the MLSE minority interest acquisition, including its timing, and the sale of a minority interest in Rogers Sports to third-party investors, including the timing, size, and proceeds therefrom; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections in this MD&A are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information in this MD&A as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity and the costs of goods and services, including the potential application or modification of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the sports, media, entertainment, information, and communications industries;
•performance of our sports teams, including uncertainty as to their participation or success in their respective postseasons;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;

Rogers Communications Inc.	37	Second Quarter 2026

•the MLSE minority interest acquisition is subject to closing conditions and termination rights and may not be completed on the anticipated terms, in the anticipated timeline, or at all;
•the anticipated benefits of the MLSE minority interest acquisition may not be realized;
•we may be unable to proceed with, or complete, the sale of a minority interest in Rogers Sports, within the anticipated timing or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations;
•if completed, the sale of a minority interest in Rogers Sports may not be at the expected valuation or may not raise the anticipated proceeds;
•we may fund all or a portion of the MLSE minority interest acquisition through alternate sources;
•new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit on our subordinated notes or for the network transaction; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2025 Annual MD&A and "Updates to Risks and Uncertainties" in this MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2025 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	38	Second Quarter 2026